UTAC Holdings Ltd.

22 Ang Mo Kio Industrial Park 2

Singapore 569506

November 25, 2016

VIA EDGAR AND COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	UTAC Holdings Ltd. – Application for Withdrawal of Registration Statement on Form F-1 (File No. 333-205668)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), UTAC Holdings Ltd. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form F-1 (File No. 333-205668), together with all exhibits thereto, initially filed with the Commission on July 15, 2015, as amended (the “Registration Statement”).

The Company has determined not to pursue the sale of the securities covered by the Registration Statement at this time due to unfavorable market conditions. The Registration Statement has never been declared effective by the Commission, and the Company has not sold any securities under the Registration Statement.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at 22 Ang Mo Kio Industrial Park 2, Singapore 569506 with a copy to the Company’s counsel, Latham & Watkins LLP, 9 Raffles Place, #42-02 Republic Plaza, Singapore 048619, facsimile number (+65) 6536-1171.

If you have any questions with respect to this matter, please contact Sharon Lau of Latham & Watkins LLP at (+65) 6437-5464.

Sincerely, UTAC Holdings Ltd.

/s/ William John Nelson

William John Nelson Director, Group President and Chief Executive Officer

cc:	Douglas J. Devine, UTAC Holdings Ltd.

Michael Sturrock, Latham & Watkins LLP

Sharon Lau, Latham & Watkins LLP

Rajeev P. Duggal, Skadden, Arps, Slate, Meagher & Flom LLP